eWellness Healthcare Corporation
11825 Major Street
Culver City, CA 90230

June 5, 2017

United States Securities and Exchange Commission
Washington, DC 20549

Attn: John Reynolds, Assistant Director

Re: eWellness Healthcare Corporation

File No. 333-217252
Registration Statement on Form S-1
Request for Acceleration

Ladies and Gentlemen:

On behalf of eWellness Healthcare Corp. this is to request that the above-referenced registration statement be declared effective by the Commission on June 7, 2017 at 11:30 a.m. EST or as soon thereafter as reasonably practicable.

Respectively submitted,

/s/ Darwin Fogt
CEO